

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Felicia R. Hendrix
Executive Vice President and Chief Financial Officer
PENN Entertainment, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

>   **Re: PENN Entertainment, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Response dated September 7, 2023**
>   **File No. 000-24206**

Dear Felicia R. Hendrix:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Response Dated September 7, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.   We note your response to prior comment two. Please further address the following items:

- Your response indicates that you "cannot predict the impact indirect consequences of climate-related regulation will have on the Company's business, financial condition, results of operations or cash flows" and cites risk factor disclosure that mentions "emissions," but does not otherwise specifically address climate-related regulation or risks. Tell us how you considered disclosing the uncertainties regarding climate-related regulation and the related risks to your business, financial condition, results of operations, or cash flows.

- Your response indicates that you have "not experienced," are "not aware of," and have "not identified" material or significant changes in demand or competition related to the greenhouse gas emissions of products or services. Tell us more about (i) your actual experience regarding these changes, including how you have identified or become aware of them, (ii) how you determined whether changes in demand and competition are related to climate change, as compared to the other factors noted in your response, and (iii) how you evaluated climate-related changes, providing support for your determination that these are not material or significant.

- Your response indicates that you have had investor inquiries about your operations with regard to GHG emissions and other carbon-based energy impacts, but you have not identified any "material reputational risks resulting from these inquiries." Tell us how you evaluated the reputational risks related to these inquires and how you determined that these are not material for purposes of disclosure. In this regard, we note that your proxy statement filed on April 25, 2023, and your CSR Report appear to highlight that your sustainability initiatives were taken pursuant to shareholder engagement. In addition, tell us how you considered other climate-related reputational risks relating to your business and operations (*i.e.,* not limited to investor inquiries).

2. Your response to prior comment three indicates that, "The Company faces potential risks associated with the physical effects of climate change . . . any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows," and describes the "material impact" of Hurricane Laura in 2020, as well as temporary closures or reduced visitation volumes your properties experienced due to six other named storms during the periods covered by your Form 10-K. In light of your response, please tell us how you considered providing disclosure regarding potential risks associated with the physical effects of climate change and the related material impacts on your operations and results you have experienced and may experience in the future. In this regard, we note that disclosure in your Form 10-K does not appear to relate severe weather to climate change. In light of your response that you "cannot predict the impact that changing climate conditions will have," please also tell us how you considered disclosing these uncertainties and the associated risks.

3. We note that your response to prior comment three states "payouts on our insurance claims have been material," quantifies increasing insurance costs (representing 14% of your income before income taxes in 2022), and indicates the "frequency or severity of weather events could lead to further increases in insurance costs for our properties in future periods." Yet, your response states that you will consider adding a a specific climate change risk factor "[i]f circumstances change." Please tell us how you considered disclosing the increased cost of insurance you have experienced and expect to experience in future periods as a consequence of the physical risks of climate change, including which changed circumstances you consider relevant in this regard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ron Alper at 202-551-3329 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction